UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

———————

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 2*

———————

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

74332S201

(CUSIP Number)

Daniel R. Siciliano
Chief Accounting Officer and Treasurer
International Game Technology
9295 Prototype Drive
Reno, Nevada  89521
775-448-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74332S201	13D/A	Page 2 of 10 Pages

1	Names of Reporting Persons International Game Technology
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,511,979 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 2,511,979 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,511,979 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.1% (1) (2) (3)
14	Type of Reporting Person (See Instructions) CO

———————

(1) This number includes (a) a Senior Secured Convertible Note (the “Note”) that is convertible into 2,106,742 shares of common stock, par value $0.10 per share (the “Common Stock”) of Progressive Gaming International Corporation (the “Issuer”) based on a conversion price of $7.12, subject to adjustment, (b) a warrant to purchase 68,750 shares of Common Stock with an exercise price equal to

CUSIP No. 74332S201	13D/A	Page 3 of 10 Pages

$8.40 per share, (c) a warrant to purchase 111,487 shares of Common Stock with an exercise price equal to $7.12 per share, and (d) a warrant to purchase 225,000 shares of Common Stock with an exercise price equal to $0.31 per share.

(2) Based upon 10,407,310 shares of Common Stock, which includes (a) 7,895,331 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 18, 2008, and (b) the shares of Common Stock issuable to the Reporting Person upon full conversion of the Note and upon exercise of the Reporting Person’s warrants described above in footnote (1).

(3) Pursuant to the terms of the Senior Secured Convertible Note, the Reporting Person cannot convert in excess of the amount of principal that would cause the Reporting Person and its affiliates to beneficially own more than 9.99% of the total outstanding shares of Common Stock, including any shares deemed beneficially owned under the Reporting Person’s warrants described above in footnote (1), following such conversion.

CUSIP No. 74332S201	13D/A	Page 4 of 10 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends and restates the Schedule 13D originally filed by International Game Technology on August 25, 2008, and the Amendment No. 1 to Schedule 13D filed on September 16, 2008, with respect to the common stock of Progressive Gaming International Corporation.

Item 1.

Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.10 per share (“Common Stock”), of Progressive Gaming International Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 920 Pilot Road, Las Vegas, Nevada 89119.

Item 2.

Identity and Background.

(a), (b), (c) and (f)

This Schedule 13D/A is filed by International Game Technology (the “Reporting Person”).

The Reporting Person is a corporation organized under the laws of the State of Nevada.  International Game Technology’s principal business is designing, manufacturing and marketing of computerized gaming equipment, network systems and services in North America and internationally.  Its principal business address is 9295 Prototype Drive, Reno, Nevada 89521.

The names and business addresses of the directors and executive officers of the Reporting Person are set forth on Attachment 1 to this Schedule 13D/A and incorporated herein by reference.  All persons named on Attachment 1 to this Schedule 13D/A are citizens of the United States.

(d) and (e)

During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any individual named on Attachment 1 to this Schedule 13D/A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

Pursuant to the Note and Warrant Purchase Agreement dated as of August 4, 2008 (the “Purchase Agreement”), by and among the Issuer, the subsidiaries of the Issuer listed as guarantors and the Reporting Person, on August 15, 2008, the Issuer issued to the Reporting Person the following: (1) a Senior Secured Convertible Note in the principal amount of $15 million (the “Note”), (2) a warrant to purchase 68,750 shares of Common Stock at an exercise price equal to $8.40 per share and (3) a warrant to purchase 111,487 shares of Common Stock at an exercise price equal to $7.12 per share (collectively (2) and (3), the “Warrants”).  Pursuant to Section 6.01(z) of the Purchase Agreement, the Issuer issued to the Reporting Person a warrant, dated as of November 15, 2008, to purchase 225,000 shares of the Issuer’s Common Stock with an exercise price equal to $0.31 per share (the “Additional Warrant”).  The Reporting Person acquired the Note, Warrants and Additional Warrant for an aggregate purchase price of

CUSIP No. 74332S201	13D/A	Page 5 of 10 Pages

$15 million, using cash on hand of the Reporting Person to purchase such Note, Warrants and Additional Warrant.

Item 4.

Purpose of Transaction.

The Reporting Person has acquired the voting shares for investment purposes.  Pursuant to the Purchase Agreement, the Reporting Person will have the right to designate an individual to serve on the Board of Directors of the Issuer, subject to certain conditions.

Except as set forth in this Schedule 13D/A, the Reporting Person presently has no additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A.

The Reporting Person, however, reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements.

Item 5.

Interest in Securities of the Issuer.

(a)

The Reporting Person may be deemed to beneficially own the following:

•

A Note that is convertible into 2,106,742 shares of Common Stock, based on a conversion price of $7.12, subject to adjustment as set forth in the Note,

•

Warrants to purchase 68,750 shares of Common Stock with an exercise price equal to $8.40 per share and 111,487 shares of Common Stock with an exercise price equal to $7.12 per share, and

•

An Additional Warrant to purchase 225,000 shares of Common Stock with an exercise price equal to $0.31 per share.

As of November 15, 2008, the Reporting Person may be deemed to beneficially own an aggregate of approximately 2,511,979 shares of Common Stock, representing approximately 24.1% of the issued and outstanding shares of Common Stock of the Issuer (based upon 10,407,310 shares of Common Stock, which includes (i) 7,895,331 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 18, 2008, and (ii) the shares of Common Stock issuable to the Reporting Person upon full conversion of the Note and upon exercise of the Warrants and Additional Warrant).

Pursuant to the terms of the Note, the Reporting Person cannot convert in excess of the amount of principal that would cause the Reporting Person and its affiliates to beneficially own more than 9.99% of the total outstanding shares of Common Stock, including any shares deemed beneficially owned under the Warrants and Additional Warrant, following such conversion.

(b)

The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Note, Warrants, Additional Warrant and shares of Common Stock issued or issuable upon conversion of the Note and upon exercise of the Warrants and Additional Warrant reported in Item 5(a).

CUSIP No. 74332S201	13D/A	Page 6 of 10 Pages

(c)

Except as set forth or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated by reference herein, the Reporting Person has not effected any transaction related to the Common Stock during the past 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Note, Warrants and Additional Warrant.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the transactions described in this Schedule 13D/A, (i) the Reporting Person entered into the Purchase Agreement with the Issuer and the subsidiaries of the Issuer listed as Guarantors, (ii) the Issuer issued the Note, the Warrants and the Additional Warrant (which is the same general form as the Warrants) to the Reporting Person, and (iii) the Reporting Person entered into that certain Registration Rights Agreement, dated as of August 15, 2008 (the “Registration Rights Agreement”) with the Issuer, Private Equity Management Group Inc., and Private Equity Management Group LLC.  The Purchase Agreement, Note, Warrants and Registration Rights Agreement are attached hereto as Exhibits 1, 2, 3 and 4 respectively and incorporated herein by reference.

Pursuant to the Purchase Agreement, the Reporting Person acquired the Note, Warrants and Additional Warrant for $15 million paid in cash.  Pursuant to the Purchase Agreement, the Reporting Person has the right to designate an individual to serve on the Board of Directors of the Issuer, subject to certain conditions.

The Note has a principal amount of $15 million and is due six years from the issue date.  The interest rate for the Note is initially 7% and may increase to 12% in the event that the Issuer issues any equity securities or equity-linked securities in the future at a price below the conversion price of the Note.

The Issuer issued to the Reporting Person Warrants, which may be exercised to purchase 68,750 shares of Common Stock with an exercise price equal to $8.40 per share and 111,487 shares of Common Stock with an exercise price equal to $7.12 per share.  The Warrants expire on August 15, 2013.  The Issuer also issues to the Reporting Person the Additional Warrant, which may be exercised to purchase 225,000 shares of Common Stock with an exercise price equal to $0.31 per share.  The Additional Warrant expires on November 15, 2013.

Pursuant to the Registration Rights Agreement, the Issuer has agreed to file a registration statement to register the shares of Common Stock issuable upon conversion of the Note and the shares of Common Stock issuable upon exercise of the Warrants and the Additional Warrants.

The description of the Purchase Agreement, Note, Warrants and Registration Rights Agreement set forth above is qualified in its entirety by reference to the full and complete terms set forth in such agreements.

CUSIP No. 74332S201	13D/A	Page 7 of 10 Pages

Item 7.

Material to be Filed as Exhibits.

Exhibit 1

Note and Warrant Purchase Agreement dated as of August 4, 2008, by and among the Issuer, the subsidiaries of the Issuer listed as Guarantors and the Reporting Person, incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on August 7, 2008

Exhibit 2	Senior Secured Convertible Note dated as of August 15, 2008 issued to the Reporting Person, incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on August 19, 2008
Exhibit 3

Warrants to Purchase Common Stock dated as of August 15, 2008 issued to International Game Technology, incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed on August 19, 2008

Exhibit 4

Registration Rights Agreement dated as of August 15, 2008, by and among Issuer, Private Equity Management Group Inc., Private Equity Management Group LLC and the Reporting Person, incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K filed on August 19, 2008

CUSIP No. 74332S201	13D/A	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  November 26, 2008

International Game Technology

By:	/s/ Daniel R. Siciliano
Name:	Daniel R. Siciliano
Title:	Chief Accounting Officer and Treasurer

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 74332S201	13D/A

ATTACHMENT 1

The name, business address, and principal occupation of the directors and executive officers of International Game Technology, are as follows:

DIRECTORS

Name	Business Address	Office

Robert A. Bittman	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Richard R. Burt	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Patti S. Hart	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Robert A. Mathewson	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Thomas J. Matthews	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Robert Miller	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Frederick B. Rentschler	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

EXECUTIVE OFFICERS

Name	Business Address	Office
Thomas J. Matthews	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Chairman of the Board, Chief Executive Officer and President

Daniel R. Siciliano	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Principal Financial Officer, Chief Accounting Officer and Treasurer

Robert A. Bittman	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, Product Strategy

CUSIP No. 74332S201	13D/A

Name	Business Address	Office
Richard Pennington	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, Corporate Strategy

Anthony Ciorciari	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, Operations

David D. Johnson	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, General Counsel and Secretary